SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   _________

                                   FORM 6-K
                                   _________


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              For March 19, 2003

                        i-CABLE Communications Limited
             -----------------------------------------------------
                (Translation of registrant's name into English)




                                Cable TV Tower
                               9 Hoi Shing Road
                          Tsuen Wan, N.T., Hong Kong
              --------------------------------------------------
                   (Address of principal executive offices)







(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                Form 20-F     X       Form 40-F
                            ------               ------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                   No           X
                            ------               ------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Press Release
-------------

              i-CABLE Announces 26% Increase in Operating Profit
              --------------------------------------------------
                             despite a Weak Market
                             ---------------------

Results Highlights

o Turnover increased by 12% to HK$2,161 million (2001: HK$1,931 million) against a backdrop of a weak economy and poor consumer sentiments.

o EBITDA increased by 19% to HK$731 million (2001: HK$614 million). EBITDA margin improved by 2 percentage points to 34%.

o Operating profit increased by 26% to HK$226 million (2001: HK$180 million). Operating profit margin improved by 1 percentage point to 10%.

o Stripping out a one-time impairment provision on venture investments of HK$73 million, recurrent net profit increased by 14% to HK$190 million (2001: HK$167 million).

o Capital expenditure declined by 11% to HK$559 million (2001: HK$626 million).

o  Final dividend of 1.5 cents per share recommended to make total dividend of
   3.0 cents per share for the full year (2001: 2.5 cents).

Pay TV

o  Subscribers grew by 8% to surpass 605,000 at the end of the year (2001:
   560,000).

o  Turnover increased by 7% to HK$1,711 million (2001: HK$1,595 million).

o Effective anti-piracy measures helped to ease churn to 1.6% (2001: 1.8%) per month.

o Operating profit decreased by 5% to HK$332 million (2001: HK$349 million) primarily due to non-recurring World Cup programming costs.

Internet & Multimedia

o  Broadband subscribers grew by 42% to surpass 225,000 (2001: 160,000).

o ARPU declined by 20% to HK$180 (2001: HK$224) because of an aggressive pricing strategy to maintain subscriber growth momentum.

o  Turnover grew by 34% to HK$450 million (2001: HK$336 million).

o EBITDA increased by 125% to HK$210 million (2001: HK$94 million) with an operating profit of HK$9 million (2001: operating loss of HK$50 million).

(Hong Kong, March 18, 2003)          i-CABLE Communications Limited, Hong
Kong's leading Pay TV and Broadband service provider, today announced a 26% increase in net operating profit to HK$226 million for 2002 despite a weak market.

The Group also announced a recurrent net profit of HK$190 million before making a one-time impairment provision on venture investments in the amount of HK$73 million. It recommended a final dividend of 1.5 cents per share to make total dividend of 3.0 cents for the full year, against 2.5 cents for 2001.

Reviewing operations for 2002, Chairman of i-CABLE, Mr Stephen T.H. Ng, said carriage of the 2002 FIFA World Cup and aggressive marketing initiatives helped the Group to achieve healthy growth for both Pay TV and Broadband subscriptions, albeit at a slower pace than planned.

Responding to the unfavourable operating environment, Mr Ng said the Group adopted a strategy to prefer long-term market share over short-term margin. "Against such a backdrop, turnover increased by 12% to HK$2,161 million, EBITDA by 19% to HK$731 million and EBITDA margin by 2 percentage points to 34%," he added.

In the Pay TV segment, Mr Ng said on top of the World Cup, new tiering packages offered with expanded channel capacity following digitisation, and aggressive marketing efforts helped the Group to achieve an 8% growth year-on-year in Pay TV subscriber homes.

At the end of December 2002, Pay TV subscribers surpassed the 600,000 mark reached during the World Cup period, representing a penetration rate of 31% of all "cable ready homes". Average churn rate fell to 1.6% per month from 1.8% in 2001, he added.

As a result of that and higher commercial airtime sales, Pay TV turnover rose 7% to HK$1,711 million. ARPU increased by HK$1 to HK$233 per month. EBITDA, however, declined by HK$6 million to HK$629 million while operating profit fell by 5% to HK$332 million due primarily to the higher one-off programming costs associated with the World Cup.

Mr Ng said the digitisation initiatives for the Group's broadcasting service taken over the past year are beginning to bear fruit in terms of containing pirated viewing and raising revenue by expanding its programming bouquet.

By the end of December, more than one-third of subscribers were already receiving their service in digital, he said.

Mr Ng further said by the end of the year, a total of 25 new channels had been added on the Group's digital platform. The channels were either included in the basic service or marketed as tier packages to derive additional revenues from existing as well as new subscribers, adding that market response has been very positive.

Mr Ng said in its third year of business, the Group's Broadband service recorded its first full year of operating profit in the sum of HK$9 million, in spite of keen competition during the year. In 2001, the segment reported an operating loss of HK$50 million.

Subscription rose by 42% year-on-year to exceed 225,000 to enable the Group to maintain its position as one of the two clear leaders of Broadband access service in Hong Kong with a 25% market share, he added.

This was achieved in part because of aggressive pricing, causing ARPU to decline by 20% to HK$180 per month. EBITDA increased by 125% to HK$ 210 million due to a 34% increase in turnover (to HK$450 million) and stable operating costs.

To maintain its market position, Mr Ng said the Group has started to expand its delivery capability and to deploy new delivery technology during the year. "These initiatives have expanded the capability of our platform and resulted in enhancement of our service quality as well as capacity to serve more subscribers," he added.

Mr Ng also said further enhancement of the Group's multimedia content continued during the year with the launch of more fee-charging premium online channels, adding that the Group's portals are offering 160 hours of fresh programmes daily and have 2,800 hours of digitised video content in its inventory, spanning from news, sports, horse racing, general entertainment to adult programmes.

"Boosted by its unique and fresh content, the portals are gaining increasing recognition and subscription has been growing steadily," he added.

Mr Ng said the Group continued to sharpen its programme offerings, in particular the entertainment platform, to broaden their appeal to Hong Kong viewers. Plans are also afoot to launch a 24-hour Entertainment News Channel by the middle of this year, a concept combining round-the-clock reports on the latest developments in the entertainment world in Hong Kong and around the world with life-style magazine type variety programmes, to give a new definition to infotainment programmes in Hong Kong.

Mr Ng said the Group's core businesses demonstrated exceptional capability to perform in a hostile operating environment, thanks to its first or early mover advantage.

"The challenge will be even greater this year with no signs of an economic recovery, the uncertainties surrounding the military conflict in the Middle East, the launch of a new Pay Television service and keen Broadband competition," he added.

"However, with the proprietary content that the Group has secured, the state-of-the-art production and transmission facilities the Group has built up in the past year, a solid customer base, and experience and infrastructure amassed in the provision of Pay Television service, it is ready to face up to these new challenges," he said.

On the Broadband front, Mr Ng said the business is built on a very competitive cost structure. "With expansion of our service capability, we will continue to compete effectively in a keen market. Furthermore, with the digital content that it has amassed and its ability to deliver live content, the Group is a good position to become a content provider when 3-G mobile communication service is introduced," he added.

Mr Ng said the Group will celebrate its 10th anniversary later this year. "In the past decade, the Group has developed from an eight-channel Pay Television operator into a fully fledged, vertically integrated communications company that provides television and telecommunications services; owns and operates one of the territory's near universal network; and produces its own content with state-of-the-art digital facilities," he added.

"The solid business foundation that we have built over these years, the active steps that we have taken to constantly improve and the investment that we have made to build for the future will steer us through the current economic difficulties," he said.

About i-CABLE Communications Limited

i-CABLE Communications Limited is Hong Kong's only fully integrated communications company that owns and operates one of the territory's two near universal telecommunications networks; provides pay television and broadband Internet access service, and creates its own multi-media contents.

i-CABLE is listed in both the Hong Kong Stock Exchange (Stock code: 1097) and NASDAQ in the US (Symbol: ICAB). i-CABLE is a 79% held by The Wharf (Holdings) Limited, which is also listed in the Hong Kong Stock Exchange (Stock code:
0004).

For further information, please contact :
Mr. Garmen Chan
Vice President, External Affairs
Tel : 2112 6254               Fax : 2112 7855
E-mail : gchan@cabletv.com.hk

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                i-CABLE Communications Limited


                                By: /s/ Samuel Wong
                                    -------------------------------
                                    Name:   Samuel Wong
                                    Title:  Chief Financial Officer

Dated: March 19, 2003